Commission File Number 0-15336

                     U.S. SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                  (CHECK ONE):

                         [ ] Form 10-Q and Form 10-QSB

    [X] Form 10-K and Form 10-KSB [ ] Form 20-F [ ] Form 11-K [ ] Form N-SAR

     For Period Ended: December 31, 1995
     [ ] Transition Report on Form 10-K
     [ ] Transition Report on Form 20-F
     [ ] Transition Report on Form 11-K
     [ ] Transition Report on Form 10-Q
     [ ] Transition Report on Form N-SAR
     For the Transition Period Ended:
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          Nothing in this Form shall be construed to imply that the
          Commission has verified any information contained herein.
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     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

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PART I--REGISTRANT INFORMATION
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     Full Name of Registrant
     (Former Name if Applicable)
          MARGO NURSERY FARMS, INC.

     Address of Principal Executive Office (Street and Number)
          ROAD 690, KILOMETER 5.8

     City, State and Zip Code
           VEGA ALTA, P.R. 00692

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PART II--RULES 12B-25(B) AND (C)
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If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     [X]         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     [X]         (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     [X]         (c) The accountant's statement or other exhibit required by
                     Rule 12b-25(c) has been attached if applicable.
                     See Exhibit A.

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PART III--NARRATIVE
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THE REGISTRANT ENCOUNTERED DIFFICULTY IN OBTAINING THE INFORMATION NECESSARY TO COMPLETE ITS FINANCIAL STATEMENTS. AS A RESULT, THE REGISTRANT WAS NOT IN A POSITION TO COMPLETE THE PREPARATION OF THE FORM 10-K OR TO HAVE ITS INDEPENDENT AUDITORS ISSUE THEIR OPINION ON THE COMPANY'S FINANCIAL STATEMENTS BY THE
REQUIRED FILING DEADLINE.

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PART IV--OTHER INFORMATION
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     (1) Name and telephone number of person to contact in regard to this notification

         ALFONSO A. ORTEGA            (809) 883-2570
         -----------------          ------------------
               (Name)               (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                               [X] Yes   [ ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                               [ ] Yes   [X] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                            MARGO NURSERY FARMS, INC.
                  --------------------------------------------
                  (Name of Registrant as specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: MARCH 29, 1996                   By: /s/ ALFONSO A. ORTEGA
      ----------------                 -----------------------------------------
                                       ALFONSO A. ORTEGA, CFO

                                                                     EXHIBIT A

                          CERTIFIED PUBLIC ACCOUNTANTS

2699 SOUTH BAYSHORE DRIVE
MIAMI, FLORIDA 33133-5486

March 29, 1996

Ignacio Alvarez, Esq.
Piettantoni, Mendez & Alvarez
Banco Popular Center
Suite 1901
209 Munoz Rivera Avenue
Heto Rey, PR 00918

                  Re: Margo Nursery Farms, Inc.

Dar Mr. Alvarez:

     This is to confirm that the reason for the delay in issuing our audit report results from not obtaining the necessary information from the registrant on a timely basis.

                                          Very truly yours,

                                          KAUFMAN, ROSSIN & CO.

                                          /s/ Geraid A. Michelson
                                          -----------------------
                                          Gerald A. Michelson